

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 1, 2023

**VIA ELECTRONIC MAIL**
Blake Estes, Esq.
Alston & Bird LLP
90 Park Avenue
New York, NY 10016

Re: BIP Evergreen Venture Fund
(formerly known as Panoramic Evergreen Venture Fund), et al.
File No. 803-00257

Dear Mr. Estes:

By Form APP WD/A filed with the Securities and Exchange Commission on March 8, 2023, you requested that the above-referenced application, filed under the Investment Advisers Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Lisa Reid Ragen

Lisa Reid Ragen
Branch Chief
Chief Counsel's Office